

VIA FACSIMILE AND U.S. MAIL

July 9, 2007

Mr. Fenggang Wu
Chief Financial Officer
Cougar Holdings, Inc.
10 Gongnong Rd, Qiaokou District
Wuhan 430035, PRC

> **RE:** **Cougar Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Fork 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-50096**

Dear Mr. Wu:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. With the exception of the comment below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

General

2. On pages 36, your disclosure indicates that you reduced your allowance for
    doubtful accounts by approximately $304,000 in 2006. Please disclose and
    discuss the reasons for the reduction in MD&A.

Item 9A. Controls and Procedures, page 30

3. Please confirm that there was no change in your internal controls "over financial
    reporting" during the most recently completed fiscal quarter that has materially
    affected or is reasonably likely to materially affect your internal controls "over
    financial reporting." Please also revise your disclosure to remove the phrase
    "which are included within disclosure controls and procedures."

Signatures, page 35

4. It appears that your document has not been signed and dated by your President
    and the Chairman of the Board of Directors. Please amend your Form 10-K to
    revise your signature page to include the date signed and the signatures of your
    President and Chairman of the Board. See Instruction D(2)(a) of Form 10-K.

Financial Statements

Consolidated Statements of Operations, page F-2

5. Please tell us why subsidy income from the PRC authorities for research and
    development, compensation received for cancellation of purchase order and
    professional fees for reverse takeover are not considered operating income or
    expense. Please appropriately classify all expenses on your statement of
    operations as either operating expenses or non-operating expenses pursuant to
    Rule 5-03.2 through .9 of Regulation S-X.

6. The term "income before the following items and taxes" is not consistent in
    accounting principles generally accepted in the United States. Please revise your
    statement of operations to include US GAAP terms such as operating income,
    income from continuing operations or income before taxes and minority interest,
    as applicable. See Rule 5-03 of Regulation S-X.

Consolidated Balance Sheets, page F-4

7. It appears that the change in minority interest on your balance sheet does not
    agree with the minority interest expense on your statement of operations.   Please

explain and help us reconcile the difference between minority interest on the balance sheet with minority interest on the income statement. Please cite the accounting literature used to support your conclusions.

3. Summary of Significant Accounting Policies, page F-9

Allowance for doubtful accounts, page F-11

8. Given that you extend unsecured credit to customers ranging from one to two months in the normal course of business, please tell us how you determined that it was appropriate for accounts receivable ranging from one to three years to be reserved for only 20% to 50%. Please tell us how you determined that accounts receivable aged over one year are still collectible. Please cite accounting literature used to support your conclusions. Please also tell us what consideration you gave to specifically identifying accounts with credit issues and reviewing receivables collection history in order to determine the adequacy of your allowance for doubtful accounts.

16. Commitments and Contingencies, page F-22

b. Environmental, page F-22

9. You indicate that you believe there are no probable liabilities that will have a material adverse impact on your financial position or operating results. Please revise your disclosure to clarify whether you believe there are no probable liabilities that will have a material adverse impact on your cash flows as well.

Quarterly Financial Information

10. Please provide selected quarterly financial data as set forth in Item 302 of Regulation S-K. The disclosure should include net sales, gross profit, per share data and net income/(loss) for each quarter within the two most recent fiscal years.

Form 10-Q for the Quarter Ended March 31, 2007

Item 4. Disclosure Controls and Procedures, page 17

11. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and form." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your

disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

*　*　*　*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief